UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52424

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Starlight Funding Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1307 Bonita Ave
(No. and Street)

Berkeley	CA	94709
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Kempner Davis	510-527-6954	alan@starlightinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area Main Ring Rd	New Delhi	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Starlight Funding Investments LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature: Jacqueline G. Murphy]
Notary Public

Jacqueline G. Murphy
Notary Public, State of Texas
Comm. Expires 02-20-2026
Notary ID 13145396-0

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2023

Contents

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Starlight Funding Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Starlight Funding Investments, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Starlight Funding Investments, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Starlight Funding Investments, LLC Auditor since 2023.

New Delhi, India
March 22, 2024



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Starlight Funding Investments LLC
Statement of Financial Condition
Year Ended December 31, 2023

ASSETS

Cash	$	8,368
Prepaid expenses		1,925
TOTAL ASSETS	$	10,293

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	1,398
Deferred Income & Related Expense	$	852
TOTAL LIABILITIES		2,250
Member's Equity		8,043
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,293

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Operating Income
Year Ended December 31, 2023

Revenue

Consulting Income	$	28,311
Success Fee Income	$	101,137
Other		9,856
TOTAL REVENUE		139,304

Expenses

Commissions expense	97,854
Licensing and registration	4,327
Professional fees	18,968
Other expenses	17,372
TOTAL EXPENSES	138,521
NET INCOME	$ 783

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2023

	Total
Balances on December 31, 2023	$ 8,460
Members Distribution	$ (1,200)
Net Income	783
Balances on December 31, 2023	$ 8,043

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Cash Flows
Year Ended December 31, 2023

		TOTAL
OPERATING ACTIVITIES		
Net Income	$	783
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses		(313)
Accounts Payable		48
Deferred Income & Related Expense: Deferred Compensation Liability		(213)
Deferred Income & Related Expense Deferred Income		1,065
Total Adjustments to recon Net Income to Net cash provided by operations:	$	587
Net cash provided by operating activities	$	1,370
FINANCING ACTIVITIES		
Member Distribution		(1,200)
Net cash provided by financing activities	$	(1,200)
Net cash increase for period	$	170
Cash at beginning of period	$	8,198
Cash at end of period	$	8,368

The footnotes are an integral part of the financial statements.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

<u>Nature of Business:</u>
Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkeley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Starlight Funding Investments, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption is required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3.

<u>Significant Accounting Policies:</u>
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognitions of Bad Debt</u>
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Starlight's Written Supervisory Procedures, section 6.1.6.1 was changed in 2023 to the following:

Recognition of Revenue and Representative Compensation from Customer Retainers

Customer Retainer Revenue as described in engagement agreements, exchanged emails with customer confirmation, or other mutual agreed documents, shall be accounted by Starlight as follows:

- If Starlight services are performed for a defined task, then received payments shall be recognized when specific milestones are met or if milestones are not agreed upon, then when the task is completed.
- If Starlight services are performed for ongoing services and the retainer is paid monthly, then received payments for those services shall be recognized at the end of that month or when received whichever comes later. If a lump sum payment is received for multiple months, then the retainer shall be allocated evenly to each month and that month's allocation shall be recognized at the end of that month.
- If a payment is for a current period of time (i.e. a month or quarter, etc.), then revenue and representative compensation may be recognized as earned on a daily, weekly, monthly or quarterly basis at Starlight's discretion and the direction of an operating Principal. This is to recognize that the earnings are daily, but the recognition is usually less frequent to facilitate accounting.
- When Starlight recognizes revenue from a client, then the corresponding compensation to the representative shall be recognized.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial assets and liability amounts reported in the statement of financial condition are short-term in nature and of approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, and private capital formations.

Subsequent Events

The Company's net capital has been reduced below the minimum net capital requirement after December 31st, 2023 (From Feb 20th, 2024 to Feb 24,2024) due to error the rectification of which has been filed by the company with FINRA as at February 27, 2024 and the same has been resolved.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company had net capital of $6,118.00, which was $1,118.00 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .23 to 1.

Note 3 - Possession of Control Requirements

Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3). There were no material inadequacies in the procedures followed in adhering to the exemptive provision.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

There was no rent expense in 2023.

Starlight Funding Investments, LLC
Schedule 1: Supplemental Information
Pursuant to Rule 17a-5
December 31, 2023

Computation of Net Capital	
Total member's equity qualified for net capital	$ 8,043
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,925
Net Capital	$ 6,118
Aggregate indebtedness	
Accounts payable	$ 1,398
Total aggregate indebtedness	$ 1,398
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,118
Ratio of aggregate indebtedness to net capital	.23 to 1

See accountant's audit report.

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

Starlight Funding Investments, LLC
Schedule II: Statement Regarding Changes in Liabilities
Subordinated to Claims of General Claims
December 31, 2023

No statement is required as no subordinate liabilities existed at any time during the year.

Starlight Funding Investments, LLC
Schedule III: Statement Regarding the Exemption from Reserve
Requirements and Possession and Control Requirements
December 31, 2023

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporations and other entities, and during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

MERCURIUS

Report of the Independent Registered Public Accounting Firm

To the Members of Starlight Funding Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments, LLC (the "Company") as of December 31, 2023 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Starlight Funding Investments, LLC Auditor since 2023.

New Delhi, India
March 22, 2024

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Starlight Funding Investments, LLC

We have reviewed Starlight Funding Investments, LLC statement, included in the accompanying Starlight Funding Investments, LLC Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to Broker selling tax shelter or limited partnerships in primary distributions; Private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 22, 2024

LLPIN-AAG-1471

A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

STARLIGHT FUNDING INVESTMENTS, LLC

1307 Bonita Avenue
Berkeley, CA 94709
Tel: (510) 527-6954
Fax: (510) 527-7530

Exemption Report

December 31, 2023

Starlight Funding Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacement, merge acquisition, placement agent, referral service for capital raising, and consulting services which may or may not result in capital raising, etc; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3);); and Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Starlight Funding Investments, LLC

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Maria Dembski, CFO
February 26, 2024